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SECURITIES AN
Wash

14049718

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH, D.C.
189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **O'Neil Securities Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles	**California**	**90066**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake **310-448-6800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

601 South Figueroa Street	**Los Angeles**	**California**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

We, William J. O'Neil and Don H. Drake, affirm that , to the best of our Knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of O'Neil Securities Incorporated, as of December 31, 2013, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any interest in any account classified as that of a customer.

In addition, we affirm that the accompanying financial statement and supplementary schedules of O'Neil Securities Incorporated as of December 31, 2013 will be made available to all members or allied members of the organization.

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and affirmed before me on this 28th day of February, 2014, by William J. O'Neil and Don H. Drake, prove to me on the basis of satisfactory evidence to be the persons who appeared before me.

Notary Public

RICHARD C. BRAND II
Commission # 1923876
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Neil Securities, Incorporated
Index
December 31, 2013

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Independent Auditor's Report

To the Stockholder and Board of Directors of
O'Neil Securities, Incorporated

We have audited the accompanying financial statements of O'Neil Securities Incorporated, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of O'Neil Securities, Incorporated at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying information in supplemental Schedule I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 3, 2014

O'Neil Securities, Incorporated
Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 7,626,462
Receivable from clearing broker	469,204
Short-term investments	46
Fixed assets, net	19,341
Receivable from affiliates, net	65,623
Other assets	55,000
Total assets	$ 8,235,676
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	450,790
Accrued expenses and payables	189,117
Payable to affiliates, net	1,440,813
Loan from affiliate	500,000
Total liabilities	2,580,720
Commitments and contingencies (Note 5)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 50,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional Paid in Capital	9,300,000
Retained Deficit	(3,774,464)
Total stockholder's equity	5,654,956
Total liabilities and stockholder's equity	$ 8,235,676

The accompanying notes are an integral part of these financial statements.

O'Neil Securities, Incorporated
Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Commission income	$ 14,814,565
Management Fees - related party	564,000
Other	2,959
Total revenues	15,381,524
Expenses	
Employee compensation and benefits	3,578,261
Communications	601,908
Occupancy and equipment	129,275
Floor brokerage, exchange and clearing fees	812,797
Institutional research	826,860
Intercompany institutional research and management fees	9,540,991
General and administrative	1,029,970
Total expenses	16,520,062
Net loss	$ (1,138,538)

The accompanying notes are an integral part of these financial statements.

O'Neil Securities, Incorporated
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Voting Common Stock Class A		Additional Paid-In	Retained	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2012	647,100	$ 129,420	$ 9,300,000	$ (2,635,926)	$ 6,793,494
Net loss				(1,138,538)	(1,138,538)
Balance, December 31, 2013	647,100	$ 129,420	$ 9,300,000	$ (3,774,464)	$ 5,654,956

The accompanying notes are an integral part of these financial statements.

O'Neil Securities, Incorporated
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities	
Net loss	$ (1,138,538)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	4,066
Changes in operating assets and liabilities	
Increase in receivable from clearing broker	(406,685)
Increase in other assets	(29,900)
Increase in payables to affiliates	65,550
Increase in accrued expenses and payables	114,164
Net cash used in operating activities	(1,391,343)
Cash flows from investing activities	
Fixed assets additions	(5,554)
Net cash used in investing activities	(5,554)
Cash flows from financing activities	
Proceeds from loan from affiliate	500,000
Net cash provided by financing activities	500,000
Net decrease in cash and cash equivalents	(896,897)
Cash and cash equivalents, at beginning of year	8,523,359
Cash and cash equivalents, at end of year	$ 7,626,462

The accompanying notes are an integral part of these financial statements.

1. The Company

O'Neil Securities, Incorporated ("ONS" or the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. "ODS", which is a wholly owned subsidiary of Data Analysis Inc. (the "Parent"). ONS is a member of the Financial Industry Regulatory Authority "FINRA" and the New York Stock Exchange "NYSE".

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America "GAAP" and conform to practices within the broker-dealer industry.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks and highly liquid investments with maturities of less than three months as follows:

U.S. Treasury bills less than three months to maturity	$ 7,251,872
Cash	374,590

Receivable from Clearing Broker

Receivable from clearing broker represents commissions not received (net of fees) as of December 31, 2013. Such amounts were subsequently received by the Company.

Fixed Assets

Computers, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on computers and equipment is calculated using the straight line method over five years on a half year convention in order to allocate the cost of the assets to their residual values over their estimated useful lives. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Revenue Recognition

Commission income primarily consists of commission revenue for executing securities trades and for delivery of investment data research services. Commission income and related clearing expenses are recorded on a trade date basis as such transactions occur.

Income Taxes

The Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company elected to be treated as Qualified Subchapter S subsidiary and is included in the consolidated income tax return of the Parent. The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

The Company accounts for uncertain tax positions by determining whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeal or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company determined that no reserve is required at December 31, 2013.

Fair Value of Financial Instruments and its measurement

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, short term investments, receivables and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

In accordance with the authoritative guidance on fair value measurements and disclosures, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

As of December 31, 2013, there were no fair value measurements using Level 2 or Level 3 inputs. The company held $46 in short-term investments, classified as level 1 investments at December 31, 2013.

3. Fixed Assets

The Company's fixed assets are as follows:

Computers and equipment	$ 25,390
Leasehold improvements	2,922
Subtotal	28,312
Less – Accumulated depreciation and amortization	(8,971)
Fixed Assets, net	$ 19,341

For the year ended December 31, 2013, depreciation and amortization expense of fixed assets is $4,066.

4. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	**Outstanding**
Voting common stock, Class A, $.20 par value	50,000,000	647,100

5. Commitments and Contingencies

Indemnifications

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2013 have settled with no resulting liability to the Company. During 2013, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2013.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

The Company may become a party to certain claims, legal actions and complaints arising in the normal course of business. There have been no claims, legal actions or complaints during the year ended December 31, 2013.

6. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the statement of financial condition. Any and all such affiliate

receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

Included in commission income is $2,542,419 related to trades of ODS.

Included in revenues are management fees of $564,000, related to services provided to an affiliated company, of which $5,413 is included in payable to affiliates, net in the accompanying statement of financial condition.

Intercompany expenses of $9,540,990 of which $1,435,400 is included in payable to affiliates, net in the accompanying statement of financial condition, are comprised of:

a. Service fees of $168,000 payable to an affiliated company for accounting, administration and management fees and are included in intercompany institutional research expenses and management fees.

b. Institutional product expenses of $1,457,616 incurred on research products from an affiliated company for trades of ODS, included in institutional research expenses and management fees.

c. Institutional product expenses of $7,915,374 related to an affiliated company research performed for the company trades generated from the affiliate customers, included in intercompany institutional research expenses and management fees.

On December 27, 2013 the company borrowed $500,000 from an affiliate. The loan bears interest at 3%, matures on December 1, 2014 and has an outstanding balance of $500,000 at December 31, 2013.

7. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company can elect to make discretionary contributions to the Plan during the Plan year. The Company did not contribute to the Plan during the year ended December 31, 2013.

8. Net Capital Requirements – SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2013, the Company had net capital of $5,413,724, which was $5,163,724 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

9. Subsequent events

In preparing the financial statements, the Company evaluated subsequent events occurring through March 3, 2014, the date the financial statements were available to be issued.

O'Neil Securities, Incorporated

**Computation of Net Capital and Alternative, Net Capital Requirements
Under SEC Rule 15c3-1**

December 31, 2013

Net Capital

Total stockholder's equity	$ 5,654,956
Deduct: Nonallowable assets	(139,964)
Excess fidelity bond deductible	(100,000)
Net capital before haircuts on cash equivalents	5,414,992
Haircuts on U.S. Treasury bills	(1,261)
Haircuts on short-term investments	(7)
Net capital	5,413,724
Net capital requirement – minimum	250,000
Net capital in excess of requirement	$ 5,163,724

Reconciliation with Company's computation (included in Part II of the Form X-17A-5 as of December 31, 2013)

Net Capital as reported in the Company's Part II (Unaudited) FOCUS report	$ 5,367,824
Adjustment to decrease professional fee expenses	45,900
Net capital per above	$ 5,413,724

Nonallowable assets of O'Neil Securities, Incorporated

Fixed assets, net	$ 19,341
Receivable from affiliates	65,623
Other disallowed assets	55,000
Total	$ 139,964

O'Neil Securities, Incorporated

Computation for the Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Stockholder and Board of
Directors of O'Neil Securities, Incorporated

In planning and performing our audit of the financial statements of O'Neil Securities, Incorporated (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of the differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 3, 2014